SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 9, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS ANNOUNCES ThaiLin ENTERED INTO A NT$3 BILLION SYNDICATED LOAN AGREEMENT

Hsinchu, Taiwan, February 10, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced today that ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary 34.1% owned by the Company’s 69.8% subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) has signed a syndicated loan agreement with a bank syndicate consisting of six local banks in Taiwan. ThaiLin currently expects to use the loan to expand its capacity in providing testing services for flash memory, high speed DRAM, and LCD TV peripheral IC. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, together with Mr. Lafair Cho, President of ThaiLin, and representatives from the bank syndicate were present at the signing ceremony held in Taipei, Taiwan.

The six-year floating-rate loan provides a NT$3 billion (approximately US$93.8 million) credit line to ThaiLin. Among the participating banks, Hua Nan Commercial Bank, Bank of Taiwan, and China Development Industrial Bank are acting as the co-lead managers of the syndicate. The other three participating banks are Land Bank of Taiwan, The Farmers Bank of China, and Hsinchu International Bank.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The purpose of this loan facility is to fund a major portion of ThaiLin’s required capital expenditure investments in 2006 as we support our existing customers, new programs scheduled to be rolled out this year and the overall expected growth in flash, DDR II memory and LCD TV peripheral IC products. I would like to express my appreciation to Hua Nan Commercial Bank, Bank of Taiwan, China Development Industrial Bank and the other three banks for their confidence in and support of ThaiLin and its management team.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC..